Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the year ended December 31, 2022 and 2021

The financial information of Itaú Corpbanca as of and for the year ended December 31, 2022 and 2021 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF. The main accounting impacts generated are related to the adoption of IFRS 9, except for the impairment for accounts receivable, in addition to the amendments introduced to chapter B related to the suspension of interest accrual and credit risk provisions on contingent loans. Further details on the impacts on the financial statements can be reviewed in note 1 of our audited financial statements as of December 31, 2021, which will be available on the following link:

https://s2.q4cdn.com/476556808/files/doc_downloads/2022/02/25/ITCB_Financial-Statements-with-Notes-Dec.2021_SPAN.pdf

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Dec'22	Dec'21
Total loans			26,726,873	24,754,132
Total assets			40,504,299	37,784,282

Deposits and other demand liabilities			5,555,185	7,576,095
Time deposits and other time liabilities			12,703,653	10,097,443
Interbank borrowings			4,728,323	4,918,423
Debt and regulatory capital instruments issued			7,810,976	6,762,840

Equity			3,322,759	3,352,342
Total equity attributable to equity holders of the Bank			3,320,109	3,277,800
Non-controlling interest			2,650	74,542

CONSOLIDATED INCOME STATEMENT FOR THE YEAR			With reclassification of financial hedges[1]

In Ch$ million	12M'22	12M'21	12M'22	12M'21
Net operating profit before provision for loan losses	1,445,056	1,326,196	1,427,691	1,197,860
Loan losses expense[2]	(291,949)	(221,686)	(291,949)	(190,874)
Total operating expenses[3]	(755,052)	(714,897)	(755,052)	(714,897)
Operating income	398,055	389,613	380,690	292,089
Income from investments in companies	4,224	1,583	4,224	1,583
Operating income before income taxes	402,279	391,196	384,914	293,672
Income taxes	31,506	(112,386)	48,871	(14,862)
Consolidated income for the period	433,785	278,810	433,785	278,810

Net income attributable to holders of the Bank	433,744	277,806	433,744	277,806
Non-controlling interest	41	1,004	41	1,004

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad for both columns (2022 and 2021), and on our loan loss provisions associated with loans in foreign currency for column 2021 only.

2 - Includes Ch$46.6 billion of additional provisions established during the year ended December 31, 2022 (Ch$34.5 billion during the year ended December 31, 2021).

3- Includes $8,351 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Colombia ‒ established during the year ended December 31, 2022. ($18,298 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Chile and Colombia established during the year ended December 31, 2021).

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer